Exhibit 99.1

IR-113
CNinsure to Establish First of Its Kind
Independent E-commerce Insurance Platform in China
GUANGZHOU, China, March 26, 2011(GLOBE NEWSWIRE) — CNinsure Inc. (Nasdaq:CISG) (“CNinsure” or the “Company”), a leading independent insurance intermediary company operating in China, today announced that it expects to invest a total of RMB500 million from 2011 to 2013 to build up its e-commerce insurance platform for the sales of commodity-type insurance products, such as auto insurance, accident insurance, travel insurance and homeowner property insurance.
CNinsure anticipates to launch a price comparison website in the fourth quarter of 2011, which will provide price quotes across multiple insurance carriers, product comparison and recommendation, online transaction processing, and nationwide customer services. It will be the first independent e-commerce insurance platform that offers those functions in China.
The estimated investment will be RMB100 million, RMB200 million and RMB200 million, respectively, in 2011, 2012 and 2013. Approximately 80% of the investment will be spent on marketing and advertising, and approximately 20% on the construction of the IT infrastructure and call center. CNinsure expects that its e-commerce insurance business will become profitable in 2014.
Commenting on the strategic investment in the e-commerce insurance platform, CNinsure’s chairman and chief executive officer, Mr. Yinan Hu, stated, “The recent upsurge of B2B and B2T sales model has transformed people’s consumption behavior pattern in China. According to a report released by the China Internet Network Information Center, among the 457 million netizens in China in 2010, 161 million are online shoppers, representing a growth of 48.6% from the previous year. Online shopper ratio has increased to 35.1% from 28.1% a year ago. Statistics from iResearch also show that online sales volume has increased 89.4% to RMB498 billion in 2010. The era of e-commerce insurance will soon arrive. In order to grasp the opportunity and maintain our competitive edge in insurance distribution, it has become a pressing task for us to launch our own e-commerce insurance platform and establish strong brand awareness at the earliest possible time through making investment in an expedited manner.”
He continued, “The massive investment will inevitably impose an adverse impact on our financial performance in the near-to-medium term. However, the launch of an e-commerce platform will once again place us in an advantageous position in the insurance intermediary market, making us the only and first insurance intermediary that has established multiple distribution channels encompassing on-the-ground sales network as well as telemarketing and online sales operation. We believe that this strategic investment will provide us with a great opportunity to benefit from the rise of e-commerce in China and yield high returns in the long run.”

IR-113
About CNinsure Inc.
CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.
Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling insurance products online, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of March 26, 2011, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.
Contact
Oasis Qiu
Investor Relations Manager
Tel: +86 (20) 6122-2777 x 850
Email: qiusr@cninsure.net
Source: CNinsure Inc.